Exhibit 99.2

Company	Wolseley PLC
TIDM	WOS
Headline	Acquisition
Released	07:00 02-Nov-05
Number	4955T

RNS Number:4955T
Wolseley PLC
02 November 2005

NEWS RELEASE
2 November 2005

Wolseley plc
Acquisition update – £94 Million Spent on Two Further Acquisitions

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, announced today two further acquisitions.

Since the beginning of the financial year on 1 August 2005, a total of 13 distribution businesses in Europe and North America have been acquired for an aggregate consideration of approximately £411 million in cash. These 13 acquisitions are expected to add approximately £652 million to group turnover in a full year. Goodwill related to these acquisitions is estimated to be around £262 million.

North American Plumbing and Heating Distribution

On 31 October 2005, Ferguson signed a conditional agreement with John H. Frischkorn, Jr., Incorporated ("Frischkorn") and a shareholders representative of the Frischkorn Employee Stock Ownership Plan ("ESOP"). This agreement is conditional upon the approval of the members of the ESOP and the transaction is expected to close on 30 November 2005. Frischkorn is a leading wholesale distributor of industrial process piping components including pipe, valves and fittings and related products and services to industrial markets in the mid-Atlantic and Southeastern USA. Frischkorn has a branch network of 17 locations across six states and is headquartered in Richmond, Virginia. In the year ended 31 October 2004, Frischkorn had sales of $85.5 million (£47.5 million) and had gross assets of $25.9 million (£14.4 million) at that date.

US Building Materials Distribution

On 1 November 2005, Stock Building Supply ("Stock") acquired the assets of Seigle's, Inc. ("Seigle's") a leading distributor of building materials and contractor services. Seigle's has 11 locations across Chicago and northern Illinois through which it sells lumber, building materials, framing services and value-added products such as components, millwork, windows and cabinetry, many of which are installed. This acquisition complements Stock's existing operations in Illinois and is the first entry into the Chicago area which is one of the premier housing markets in the USA. In the year ended 31 December 2004, Seigle's had sales of $257.8 million (£143.2 million) and had gross assets of $104.5 million (£50.1 million) at that date.

The divisional split of the total acquisition spend since 1 August 2005 is:

Division	No. of Acquisitions	Spend £ million

European Distribution	4	242
North American Plumbing & Heating	8	102
Distribution
US Building Materials Distribution	1	67
TOTAL	13	411

Charlie Banks, Group Chief Executive of Wolseley said:

"I am delighted to announce these new acquisitions which will further strengthen our presence in North America. They support our strategy of growing the business at double-digit rates through acquisition and organic growth."

ENQUIRIES:

Investors/Analysts:
Guy Stainer	0118 929 8744
Head of Investor Relations	07739 778 187

Press:
Penny Studholme	0118 929 8886
Director of Corporate Communications

Brunswick	020 7404 5959
Andrew Fenwick
Deborah Fairbrass

Exchange Rates

The following exchange rates have been used for the acquisitions noted above:
£1 = $1.80.

Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations including, without limitation, discussions of the Company's business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group sales for the year ended 31 July 2005 were approximately £11.3 billion and operating profit, before goodwill, was £721 million. Wolseley has around 60,000 employees operating in 14 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS.L, NYSE: WOS) and is in the FTSE 100 index of listed companies.

– ENDS –

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